                                                                EXHIBIT 99(h)(2)

      SCHEDULE A TO THE ADMINISTRATION AGREEMENT DATED AS OF JULY 1, 2006,
          BETWEEN FIRST AMERICAN STRATEGY FUNDS, INC. (THE "FUND") AND
                    FAF ADVISORS, INC. (THE "ADMINISTRATOR")

                          EFFECTIVE OCTOBER 1, 2006

ADMINISTRATION FEES

         Pursuant to Article 2, the Fund shall pay the Administrator compensation for services rendered to each Portfolio, calculated daily and paid monthly at the annual rates set forth in the following table. Such rates are based on the net assets of all open-end mutual funds for which the Administrator acts as investment adviser and provides administrative services ("Complex-Wide Assets"):

COMPLEX-WIDE ASSETS                                        FEE
-------------------                                    ----------
(IN BILLIONS)                                          (PER ANNUM)
First $8 billion                                         0.0 bp
Next $17 billion                                         0.0 bp
Next $25 billion                                         0.0 bp
Assets over $50 billion                                  0.0 bp

         Complex-Wide Assets at the end of each day are applied to the above fee schedule to determine the hypothetical fee that would be charged if such schedule were applicable to all open-end mutual funds for which the Administrator acts as investment adviser and provides administrative services (the "Complex-Wide Fee"). Each Portfolio is then charged an administrative fee (accrued daily and calculated and paid monthly) equal to its proportionate amount of the Complex-Wide Fee, determined based on the Portfolio's proportionate amount of Complex-Wide Assets.

OUT-OF-POCKET EXPENSES

         In addition to paying the Administrator the fees described above, the Fund agrees to reimburse the Administrator for its out-of-pocket expenses in providing services hereunder, including without limitation the following:

         (a) All postage and delivery charges incurred by the Administrator in delivering materials to and from the Fund;

         (b) All telephone, telecopy or other electronic transmission and communication expenses incurred by the Administrator in communication with the Fund, the Fund's custodian or others as required for the Administrator to perform the services to be provided hereunder;

         (c) The Fund's pro rata share of the cost of the Administrator obtaining pricing service quotations;

         (d) The cost of any media used to create and store records or other materials;

         (e) All systems-related expenses associated with the provision of special reports and services;

         (f) Any expenses the Administrator shall incur at the written direction of an officer of the Fund thereunto duly authorized; and

         (g) Any additional expenses, agreed to in advance by the Fund, reasonably incurred by the Administrator in the performance of its duties and obligations under this Agreement.